

March 31, 2026

Leonard Sokolow
Chief Executive Officer
SKYX Platforms Corp.
2855 W. McNab Road
Pompano Beach, FL 33069

>   **Re: SKYX Platforms Corp.**
>   **Registration Statement on Form S-3**
>   **Filed March 26, 2026**
>   **File No. 333-294653**

Dear Leonard Sokolow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kristin Baldwin at 202-551-7172 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing